Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: August 12, 2015

CF Industries

August 12, 2015

9:00 a.m. ET

Operator:

Good day, ladies and gentlemen, and welcome to the CF Industries Holdings conference call regarding the CHS strategic venture. (Operator instructions) I would now like to turn the presentation over to the host for today, Mr. Dan Swenson, treasurer. Sir, please proceed.

Dan Swenson:

Thank you, and good morning, everyone. I’m Dan Swenson, and I’m joined today by Tony Will, our president and chief executive officer, Dennis Kelleher, our senior vice president and chief financial officer, Bert Frost, senior vice president of sales, distribution, and market development, and Chris Bohn, senior vice president of supply chain.

On this call, we will review CF’s agreements with CHS. Along the way, we’ll be referring to several slides that are posted on our website. At the end of the call, we will host a question and answer session. As you review the news release and other materials posted on the investor relations section of our website, at www.cfindustries.com, and as you listen to this conference call, please recognize that they contain forward-looking statements as defined by federal securities laws. Actual results may differ materially from those projected, as a result of certain risks and uncertainties, including those detailed on slide two of our webcast presentation, and from time to time in the company’s Securities and Exchange Commission filings. These forward-looking statements are made as of today, and the company assumes no obligation to update any forward-looking statements.

With that, let me introduce Tony Will, our president and CEO.

Tony Will:

Thank you, and good morning, everyone. Before I jump into the news of today, I need to highlight a couple of important items. The first one is that on Monday, CF Industries celebrated the 10-year anniversary of our IPO. Since our IPO in 2005, CF have delivered over 1,950% in total shareholder return, ranking among the top ten in the entire S&P 500. On this occasion, it is appropriate to recognize Steve Wilson, who served as CEO from before the IPO up through the end of 2013, and our board of directors, who from the very beginning have been focused on creating long-term shareholder value.

The second item is to recognize the truly remarkable team we have here. I want to thank and acknowledge the Herculean work by our team at Skaden, Morgan Stanley, and Goldman Sachs - we couldn’t have done it without you. But the weary group here at CF is really a unique team. Dennis, and his entire staff, Gene McCluskey (sp) and Rich Hoker, our tax and accounting gurus, Dan Swenson and Terry Hutch, who run treasury and IR - let’s not forget IR - and financial planning and analysis. Adam Hall, who runs corporate development - I don’t think he’s slept at all in the last two weeks, Bert Frost and Chris Bohn, who have been doing double duty, working out the complex details of the commercial terms and also performing their full-time jobs, running sales and our supply chain and gas procurement functions, Doug Barnard, our general counsel, who is the ultimate adviser and strategist, Phillip Koch and Wendy Jablow Spertus, who run manufacturing and HR - this group is widely recognized as the best operators in the industry, and they have proven that yet again. They have delivered two absolutely homerun transactions within a week. First, the OCI business combination and then today, the CHS announcement. Both of these transactions will create significant shareholder value. That follows on the heels of the GrowHow acquisition we closed not even two weeks ago. This group has also kept the place not only operating, but delivering the best-ever safety performance for the company, and bringing home a terrific first half of 2015, with an astonishing $1.2 billion of EBITDA delivered. There is not another management team like this, which is why our total shareholder return ranks in the top 2% of all S&P companies for the past ten years. It is a privilege to work alongside you, and on behalf of our shareholders, our board, and from me personally, I want to thank you all.

OK, I am really excited to walk you through the details of the announcement we made this morning. Today, CF Industries and CHS announced an agreement to enter into a strategic venture. This is a great deal for both parties, with a number of important benefits. For CHS, they get direct access to our world-class manufacturing system, providing them efficient supply, from a diversity of manufacturing locations. They also get to participate in the nitrogen manufacturing business as an equity owner, with production economics. For CF, we deepen our relationship with a very important customer, who is a leader in the ag space. We have a highly reliable and knowledgeable partner that can provide ratable offtake from our plants at an attractive valuation.

Here are the details of the venture. CHS is entering into a supply agreement for up to 1.7 million tons, 1.1 million tons of urea, and roughly 600,000 tons of UAN, that they can purchase at market prices.  They will purchase those tons ratable throughout the year, for delivery from our production facilities. They are also buying a minority equity interest in one of our wholly owned subsidiary companies, CF Industries Nitrogen LLC, also known as CF Nitrogen. CF Nitrogen owns three facilities today - Donaldsville, Louisiana, Port Neal, Iowa, and Yazoo City, Mississippi. We also expect to contribute Woodward, Oklahoma, to the LLC prior to closing. Based on their equity ownership and the tons of that CHS buys into the supply agreement, they will receive a distribution of profits against those tons, thereby providing them with production economics because of the equity they hold in CF Nitrogen.

Here is I show I think of this transaction in a fairly simple way. CF is effectively selling participation in a slice of our business. In return for $2.8 billion, CHS will have the equity ownership that will give them producer economics on a total of 1.7 million tons, which is just under 9% of our total system capacity, once our expansion projects are online, and not including the new capacity that comes along with the OCI combination. So that is the relatively simple explanation - $2.8 billion buys the production economics on 8.9% of our total system.

Based on CHS’s equity ownership in CF Nitrogen, and looking at the last 12 months, the distributions that we would have paid to CHS under this deal, had it been in place during that time would have been approximately $250 million, plus or minus.

Also, I should note for you that the volume of product tons in this transaction with CHS is roughly the same amount of production that we will be acquiring with the Wever, Iowa, plant once the OCI combination closes. So that means that our core North American nitrogen system will have about the same number of tons for our customers in generating profits for our shareholders, both after- after both the OCI and CHS deals close, as it would have had on a completely stand-alone basis, as though we hadn’t done either deal.

So, now the obvious question is, “What are we going to do with all the cash?” First, let me start off by saying we are absolutely committed to maintaining investment grade ratings, and this deal provides us all kind of flexibility with respect to financing the closing of the OCI deal, along with post-merger integration. As you can see on page six of the slide deck, updated from just last Thursday to now include the impact of both the OCI combination and also the CHS venture, CF expects to have between $10 billion and $11 billion of available cash between now and 2019. Our capital allocation priorities haven’t changed a bit. We are focused on driving shareholder value. If we can find high-return projects to invest in, we will. Otherwise, we will return the cash to shareholders, just like we have in the past.

As page 7 suggests, the deal with CHS is a net reduction in the nitrogen tons per share for CF shareholders. However, provided we deploy the cash received in the transaction against share repurchases, it could actually increase nitrogen per share, so long as we are able to buy in more than 18.2 million shares outstanding. With $2.8 billion to acquire at least 18.2 million shares, that means an average purchase price of $154 per share or less. Again, this is a great deal for both parties.

Our commitment to driving shareholder value hasn’t changed. The tools to make that happen are the same - the only difference is the magnitude and the speed with which we can accomplish it. With that, let’s open up the line for questions.

Operator:	(operator instructions) Vincent Andrews, Morgan Stanley.

Vincent Andrews:	Can I ask you - CHS was contemplating a facility, in Spiritwood, North Dakota. I didn’t see anything in the release about whether they’re going to continue with that project or not?

Tony Will:

That’s really their decision. The announcement that we made this morning is strictly on the basis of agreement that we’re cutting with them. There are no prohibitions or exclusions on them. They are free to pursue any course of action that they see fit, and that’s a good question for Carl and his team.

Vincent Andrews:

Ok, and then maybe just follow up - it sounds like there should be some significant freight benefits to you guys from this, as you’re now able to sort of optimize your shipments of what you’re selling, I would assume, to the closest CHS port, which you may nor may not have been able to do as effectively, or not port, but facility, in the past. Is that the right way to think about it?

Tony Will:

Yeah, this really is a great deal for us because of the ratable offtake allows us to level-load our plant facilities, and you know, between this deal, similarly the Mosaic and Orca (sp) deals, when there is ratable offtake, it really makes us have a lot of flexibility with respect to how we manage inventory across the system, and how we can build inventory or not in our distribution facilities, so there’s a lot of benefits to us across the entire network with this deal.

Vincent Andrews:	Is there any way to quantify that, or too soon?

Tony Will:	I think it’s a little soon. We’ve been running hard to try to get these things across the line, but we’ll try to dimensionalize that in the future and provide some insights.

Vincent Andrews:	Great. Thanks very much and congratulations.

Operator:	Don Carson, Susquehanna.

Don Carson:

Tony, does this create a taxable event for you? Any taxes that you might have to pay as a result of selling this equity stake? And then secondly, you know, on capacity, I noticed that CHS did indicate they’re not proceeding with Spiritwood, so does that complicate the regulatory approval on OCI, if they think somehow you’ve maneuvered to prevent capacity from being built?

Tony Will:

Hi, Don. The first question on taxable event, this is an equity investment, pure and simple, and as I look at my tax and accounting gurus at the end of the table, they assure me that these sort of equity investments are non-taxable, so no, this- there’s no tax on this $2.8 billion.

You know, relative to the other question you asked, look, again, we have had no discussions with Carl or his team about other options that they- that they may decide to pursue. There’s no restrictions, no prohibition on anything that they choose to do. In fact, they can turn around and resell the tons that we’re- that they’re taking from us into the market, or use them through their own network and their own system. This is a global market, as you know. These products trade freely, and are priced on a global basis. North America continues to be an import marketplace, and you know, we are effectively selling down as many or more tons than we’re acquiring at Wever. They are a- they have a great distribution network, they are a knowledgeable industry participant, and you know, effectively now with production economics on these tons, it’s another live competitor in the market space, just as though they had acquired a full plant from somebody else. So, you know, we didn’t think that there was any kind of significant issue around FTC clearance in the past, given that it is a market- a global marketplace, but with this now signed up and behind us, it should alleviate any fears that were out there.

Operator:	Paul Massoud, Stifel.

Paul Massoud:

Listen, I- just curious, I mean, I understand that they have the right to buy 1.7 million tons, at effectively production economics, but look, what ownership stake are they buying in CF Nitrogen for this investment, and you know, is that payment going to be complete at the end of- or at the completion of the deal, or is it going to be stretched out over time?

Tony Will:	Yeah, the payment is due upon closing. We anticipate closing the transaction to be February 1st of 2016 and payment is due in full at that time.

Relative to the ownership stake in CF Nitrogen LLC, I believe that’s in kind of the mid-single- or double digits. I think it’s about kind of 15%, plus or minus, in the LLC. Their- their economics, though, are tied to effectively production economics on the tons that they take. So, it’s a little bit less relevant to look at what percentage stake they have within the nitrogen LLC. It’s- you know, it’s more important is that they’re effectively buying a little less than 9% of our system capacity, and I was corrected, I’m sorry - I was told it’s more like 11% ownership in CF Nitrogen LLC.

Paul Massoud:	Thanks.

Operator:	Joel Jackson, BMO Capital Markets.

Joel Jackson:

Hi, good morning. I don’t know if you’re able to disclose, you’ve given some— will be able to disclose what CHS has bought the last 12 months of your urea and UAN volumes, or- maybe not the last 12 months, but the last few years. Can you give sort of what, de facto, this deal represents?

Tony Will:

I think- look, in the aggregate, CHS is a huge player in North America. I think they buy somewhere in the neighborhood of two million-plus tons of urea, maybe a bit more, some years a bit less than others. And I think they buy somewhere in the neighborhood of 1.5 million tons of UAN. So while this represents an important input into their overall network, you know, it gives them a lot of flexibility to pursue these kinds of opportunities or other things that they may choose to do.

You know, our business with them has kind of fluctuated up and down but they have always been a very significant customer of ours, I think always in the top five - is that right, Bert?

Bert Frost:	One, two, or three.

Tony Will:

One, two, or three every year. So, this is, you know, a further deepening of our relationship that we’ve had, really, forever, given that CHS was once an owner of CF Industries. And again, it’s our focus to align behind people that we see are real leaders and winners in the industry spaces that we serve. This is another example of that.

Joel Jackson:	Ok, that was helpful, and then the last question would be, are you done now for this sort of iteration of how you’re transforming CF, or are you still on the lookout for other, similar deals? Thanks.

Tony Will:

I’m going on vacation. I’m exhausted. You know, look, we- we always have an eye towards how can create value for our shareholders? It just happened that three of these things stacked up all at once for us, but I think we’ve got quite a lot on our plate that we need to digest here.

Operator:	Jeff Zekauskas, JP Morgan.

Jeff Zekauskas:	What’s the formula for the cash distribution to CHS, and does it change over time?

Tony Will:

So Jeff, you know, think about it as, and there’s- I think there’s a reconciliation slide maybe on page 10 of the slide deck materials. It’s- you know, it approximated by kind of the gross margin of the tons that they are buying, and you know, think about that as the following, which is, it’s cash cost plus the depreciation piece. Depreciation, you know, over a long period of time, kind of equals the sustaining CapEx, so think about it- you know, the cost that they’re paying per tons, net-net of everything, is- is cash cost plus a contribution towards the sustaining capital to keep the plants running, and that’s why we view it as a production economics, at the end of the day.

Jeff Zekauskas:

OK, and then secondly, I know that you answered a tax question before, as to whether there would be a gain or a loss in the purchase.  So now you’ll have a more complicated structure, with CF at the top, and then this operating company below - does that have a tax effect on CF? That is, as you have these nested structures, does that change the way you pay taxes?

Tony Will:

No.  We- you know, we have- always had this LLC that owned these nitrogen facilities in the past. The LLC is able to make distributions up the chain that’s a non-taxable event. It will continue to make distributions up the chain. In this case, you know, most of it or a big piece of it comes to us, and the other piece of it, based on their- the tons that they take, will go to CHS. But it doesn’t really change, you know, our tax at the CF level. Their share of income is, you know, in terms of whether that’s taxable to them or not, that’s kind of their- a question for them, but the distributions to them, and I’m looking now again at the guys at the end of the table here, Rich and Gene, is that after-tax for us, or before tax?

Unidentified Participant:	It’s essentially- it’s all for their account, so (inaudible)

Jeff Zekauskas:	I’m sorry, I couldn’t hear their answer.

Unidentified Participant:	Their share of income is taxable to them, and their distributions are accounted for within their financials, but they’re taxed on their share of income that comes out of CHS.

Jeff Zekauskas:	OK, thank you so much.

Operator:	Andrew Wong, RBC Capital Markets.

Andrew Wong:

So following the deal with OCI, GrowHow, with the CHS deal announced today, can you just talk about the changes to your exposures with pricing and on the cost side of things? So on the pricing, how your exposure to the US Midwest, the NOLA (sp), Europe, you know, urea prices, how does that exposure change? And then on the gas side of things, how does your exposure change to the U.S. gas versus Europe gas? That would be great. Thanks.

Tony Will:

Yeah, so Andrew, you know, as I said, after both of these deals close, in terms of OCI and CHS, the net total tons running through our North American nitrogen system hasn’t changed dramatically. It’s sort of equivalent to what it would have been once the capacity expansion projects come online, as though we were a stand-alone and hadn’t done anything at all. We end up picking up a bit of additional North American exposure on the gas side, with the Beaumont facility, and then eventually with the nat gasoline project, when it comes online in Texas. Those are primarily methanol businesses. There’s a little ammonia at Beaumont, but it’s primarily methanol, so there’s some additional gas exposure there, and exposure into the methanol marketplace.

Relative to, you know, GrowHow and Geleen, Netherlands, so GrowHow, you know, two sizable facilities in the UK. Geleen has two ammonia plants as well. Those are both based on kind of European gas pricing, and so there’s a valid, I want to say, order of magnitude, our European business will represent almost $2 billion of top line and maybe $500 million of EBITDA, so there’s a fair bit of business that we’re going to have, predicated on European gas. The good news is, you know, European gas, particularly the oil-linked stuff, is getting cheaper as times goes on, and in fact, the margin structure is improving pretty substantially, relative to the models that we had originally run on both GrowHow and Geleen, so we’re delighted with the direction things are headed there and to have that opportunity to participate.

Andrew Wong:	OK, thank you.

Operator:	Thank you. Ladies and gentlemen, that is all the time we have for questions today. I would like to turn the call back to Dan Swenson for closing remarks.

Dan Swenson:

Thank you. I would just simply encourage everyone to view the investor presentation materials that we have on our website for the disclosure contained in those, and to the extent that you have any questions, please feel welcome, as always, to reach out and contact me. Everyone has a great day.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone have a great day.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements.

Forward-looking statements include, but are not limited to, statements regarding the proposed strategic venture between the Company and CHS, Inc. (“CHS”) pursuant to which CHS will make an equity investment in, and enter into a supply agreement with, CF Industries Nitrogen, LLC (the “Strategic Venture”), including, without limitation, statements about the benefits of the Strategic Venture, the expected timing of closing and other aspects of the Strategic Venture. Important factors that could cause actual results to differ materially from those in the forward-looking statements relating to the Strategic Venture include, among others: risks and uncertainties arising from the possibility that the consummation of the Strategic Venture as contemplated may be delayed or may not occur; difficulties associated with the operation or management of the Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the Strategic Venture as contemplated will harm the Company’s other business relationships.

Further, forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”), including, without limitation, statements about the benefits of the acquisition transaction (the

“Transaction”); the expected timing of completion of the Transaction; future financial and operating results of the new holding company (“New CF”), the Company and the Business; New CF’s and the Company’s plans, objectives, expectations and intentions; and other statements relating to the Transaction that are not historical facts. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of CF Industries Holdings, Inc. and OCI with respect to the Transaction; the risk that New CF, the Company and OCI are unable to obtain governmental and regulatory approvals required for the Transaction, or that required governmental and regulatory approvals delay the Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Transaction or cause the parties to abandon the Transaction; the risk that a condition to closing of the Transaction may not be satisfied; the length of time necessary to consummate the Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the Transaction or the prospect of the Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the Transaction and related financing, may differ from the Company’s expectations.

Additional important factors, which currently relate to the Company and would relate to the Strategic Venture and the combination of the Company and the Business, that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve,  or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers; potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from the Company’s expectations may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the

Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this presentation and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

New CF will file with the SEC a registration statement on Form S-4 that will include the proxy statement of CF Industries and the shareholders circular of OCI that also constitute prospectuses of New CF. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015.